VIA EDGAR

January 21, 2014

Mr. Michael Clampitt
Senior Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	BBVA Compass Bancshares, Inc.
Form 10-12(G)
Filed November 22, 2013
File No. 000-55106

Dear Mr. Clampitt:
On behalf of BBVA Compass Bancshares, Inc., a Texas corporation (the "Company"), this letter sets forth the Company’s responses to the comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission set forth in your letter dated December 19, 2013 (the "Comment Letter"), regarding the above-referenced registration statement on Form 10 (the "Form 10"). The Company has also revised the Form 10 in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Form 10 ("Amendment No. 1"), which reflects these revisions and updates and clarifies certain other information.
For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. Page references in the text of this letter correspond to pages and captions in Amendment No. 1. We are also sending, under separate cover, a marked copy of the Form 10 showing the changes to the Form 10 filed on November 22, 2013.
Form 10-12(G)
General

1.
Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Response: The Company acknowledges that the Form 10 goes effective by lapse of time 60 days after November 22, 2013 pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and after that date the Company will be subject to the reporting requirements of the Exchange Act. The Company further acknowledges that the Staff will continue to review the Form 10 until all of its comments have been addressed.
Item 1. Business

2.
Please revise to provide summary disclosure of the economic health of your market area. Provide more detailed information as to the unemployment rate, changes in home prices, foreclosures or other similar indicators you feel are important to understanding your market. We note your disclosure in the first risk factor on page 26 regarding the effect of deteriorating economic conditions, particularly unemployment levels and home prices, on the company’s business.

Response: The Company has revised page 9 of the Form 10 to respond to the Staff’s comment.

January 21, 2014

Item 1A. Risk Factors

3.
We note in your introductory paragraph the statements that there may be “other risks” or “new risks” to investing in the company apart from those discussed in this section. Please revise to delete this language. Discussing the possibility of risks that are currently unknown is unnecessarily confusing.

Response: The Company has revised the introductory paragraph on page 28 of the Form 10 to respond to the Staff’s comment.
Item 2. Financial Information
Nine Months Ended September 30, 2013 and 2012

4.
Please discuss the business reasons for the changes in net interest income, the allocated provision for loan losses, noninterest income, noninterest expense and net income between periods for each of the segments in Note 12. Please also disclose the types of expenses included in the corporate, support and other segment for each period presented and disclose why these amounts were not allocated to the other reportable segments. Refer to Item 303(a)(3) of Regulation S-K.

Response: The Company has revised pages 51 and 77 of the Form 10 to respond to the Staff’s comment. In addition, the Company revised Footnote 23, Segment Information, in the December 31, 2012 financial statements. Specifically, noninterest expense as of December 31, 2011, for the Retail Banking, Corporate and Investment Banking and Wealth Management segments was revised from the amounts previously reported to reclassify $810.5 million, $249.4 million and $285.8 million, respectively, of goodwill impairment to the Corporate Support and Other segment. The Company believes that this correction was not material to the previously issued consolidated financial statements.
Net Interest Income and Net Interest Margin, page 44

5.	Please revise to also include a discussion of interest income recognized for the periods presented which reconciles with the amounts reported in the statement of operations.
Response: The Company has revised the disclosure related to net interest income to include a discussion of net interest income recognized for the nine months ended September 30, 2013 and 2012 and for the years ended December 31, 2012, 2011 and 2010 on pages 46 and 69 of the Form 10, respectively, to respond to the Staff’s comment.

6.	Please revise to also include a discussion which addresses the net interest margin recognized on the covered and non-covered loans for the periods presented.
Response: The Company has revised the disclosure related to net interest margin to include a discussion of net interest margin recognized on the covered and non-covered loans for the nine months ended September 30, 2013 and 2012 and for the years ended December 31, 2012, 2011 and 2010 on pages 46 and 70 of the Form 10, respectively, to respond to the Staff’s comment.

7.
Please revise to breakout the “Loans” line item to the Consolidated Average Balance and Yield/Rate Analysis table to include both non-covered and Covered Loans. The Volume and Yield/Rate Variances table should be revised as well.

Response: The Company has revised the Consolidated Average Balance and Yield/Rate Analysis table for the nine months ended September 30, 2013 and 2012 and for the years ended December 31, 2012, 2011 and 2010 on pages 47, 71 and 72 of the Form 10, respectively, to respond to the Staff’s comment.
Noninterest income, page 46

8.	We note the significant decrease in service charges recognized during the interim period of 2013. Please revise to address as to whether the company expects this trend to continue.
Response: The Company has revised page 48 of the Form 10 to respond to the Staff’s comment.

January 21, 2014

9.
For each period presented please revise to provide a discussion of the company’s mortgage banking activities which includes a discussion of loan origination and sales activity as well as the fees recognized, gains on sale and the changes in fair value attributable to the loans held for sale, interest rate lock commitments and forward sale contracts.

Response: The Company has revised its discussion of mortgage banking activities for the nine months ended September 30, 2013 and 2012 and for the years ended December 31, 2012, 2011 and 2010 on pages 48, 73 and 74 of the Form 10, respectively, to respond to the Staff’s comment.

10.
Please provide us with the breakdown of the “other income” line item for each of the periods presented. Tell us whether there are items of other income, which exceed one percent of the aggregate of total interest income and other income, as addressed in Rule 9-04.13 of Regulation S-X.

Response: In response to the Staff's comment, please refer to the tables below for the breakdown of the "other income" line item for nine months ended September 30, 2013 and 2012 and for the years ended December 31, 2012, 2011 and 2010. The Company respectfully submits that there are no items of other income, except as noted in footnote 1 below, which exceed one percent of the aggregate of total interest income and other income, as addressed in Rule 9.04.13 of Regulation S-X.

	September 30, 2013	September 30, 2012
	(In Thousands)
Insurance commissions	$561	$9,268
Trading securities gains (losses)	(51)	17
Service charge and commitment fees	38,279	33,072
Letters of credit fees	19,785	20,903
Syndication fees	7,363	2,553
ATM fees	12,383	5,860
Check and wire fees	21,288	22,265
Securitization servicing fees	7,284	1,959
Total trade and FX fees, net	(2,020)	203
Card and broker fees	17,827	19,838
Advisory fees	6,845	2,591
Investment banking fees	26,800	21,331
Gain (loss) on sale of fixed assets	112	(10,557)
Other real estate, net	4,943	(20,922)
Miscellaneous income	32,758	42,386
Total other income	$194,157	$150,767

January 21, 2014

	December 31, 2012	December 31, 2011	December 31, 2010
	(In Thousands)
Trading securities gains (losses)	$34	$75	$719
Service charge and commitment fees (1)	43,977	37,902	29,188
Letters of credit fees	27,518	32,538	27,513
Syndication fees	3,687	7,109	5,223
ATM fees	7,990	6,445	5,533
Check and wire fees	29,353	29,206	26,937
Securitization servicing fees	2,840	2,318	3,867
Total trade and FX fees, net	(404)	(3,579)	1,890
Card and broker fees	26,455	24,042	21,982
Advisory fees	4,983	8,819	4,270
Investment banking fees	24,004	36,555	32,863
Gain (loss) on sale of student loans	—	(293)	428
Gain (loss) on sale of fixed assets	(17,307)	(4,562)	10,399
Other real estate, net	(19,305)	(27,568)	(33,238)
Miscellaneous income	54,888	31,148	34,997
Total other income	$188,713	$180,155	$172,571

(1)
Service charge and commitment fees as aggregated and presented in the table above, exceed one percent of the aggregate of total interest income and other income, as addressed in Rule 9.04.13 of Regulation S-X at December 31, 2012 and 2011. However, this line item is comprised of both service charge fees and commitment fees that individually do not exceed one percent of the aggregate of total interest income and other income.

January 21, 2014

Noninterest expense, page 47

11.
Please provide us with the breakdown of the “other expense” line item for each of the periods presented. Tell us the nature and amount of the credit related costs included within this line item. In addition, address whether there are items of other expense, which exceed one percent of the aggregate of total interest income and other income, as addressed in Rule 9-04.14 of Regulation S-X.

Response: In response to the Staff's comment, please refer to the table below for the breakdown of the "other expense" line item for the nine months ended September 30, 2013 and 2012 and for the years ended December 31, 2012, 2011 and 2010. The Company respectfully submits that there are no items of other expense which exceed one percent of the aggregate of total interest income and other income, as addressed in Rule 9-04.14 of Regulation S-X.

	September 30, 2013	September 30, 2012
	(In Thousands)
FDIC insurance	$28,431	$71,878
Marketing	28,140	21,827
Communications	18,573	21,396
Corporate communications, travel, memberships and subscriptions	19,160	17,535
Business development	13,614	13,787
Processing, supplies and printing	21,732	21,130
Assessments, services and other taxes and licenses	10,549	8,050
Freight, courier and postage	19,472	19,625
Other insurance	7,921	6,724
ATM interchange	4,785	5,370
PC home banking	4,811	3,883
Charitable contributions	3,991	3,376
Collections	5,789	7,873
Other losses	18,425	10,719
Other real estate expenses	2,804	9,834
Provision for unfunded commitments	(1,106)	35,481
Miscellaneous expense	12,481	16,012
Total other expenses	$219,572	$294,501

January 21, 2014

	December 31, 2012	December 31, 2011	December 31, 2010
	(In Thousands)
Corporate communications, travel, memberships and subscriptions	$24,641	$25,029	$22,809
Business development	17,577	27,515	32,604
Processing, supplies and printing	29,559	32,756	42,149
Assessments, services and other taxes and licenses	11,931	8,830	10,380
Freight, courier and postage	26,714	28,372	31,457
Other insurance	8,491	10,812	11,929
ATM interchange	7,022	5,802	6,582
PC home banking	5,292	5,380	5,573
Charitable contributions	4,501	4,058	5,002
Collections	9,985	15,886	16,353
Other losses	17,086	10,427	16,606
Other real estate expenses	14,108	29,983	38,724
Provision for unfunded commitments	33,837	(207)	15,044
Miscellaneous expense	24,203	56,761	17,753
Total other expenses	$234,947	$261,404	$272,965
The Company's credit related costs included in the "other expenses" line item for the nine months ended September 30, 2013 and 2012 and for the years ended December 31, 2012, 2011 and 2010 were collections related expenses, other real estate owned expenses, and provision for unfunded commitments. Total credit related costs were $7.5 million, $53.2 million, $58.0 million, $45.7 million and $70.1 million for the nine months ended September 30, 2013 and 2012 and for the years ended December 31, 2012, 2011 and 2010, respectively.
Asset Quality, page 49

12.
Please revise the disclosures relating to Table 7 to indicate the credit rating categories which are utilized in determining the potential problem loans identified. In addition, please confirm that no consumer loans have been identified as potential problem loans.

Response: The Company has revised the disclosures relating to Table 7 on page 54 and Table 35 on page 86 of the Form 10 to respond to the Staff’s comment. The Company respectfully confirms to the Staff that no consumer loans have been identified as potential problem loans.

13.	Please revise Table 8 to also disclose each of the ratios as presented to include covered loans and covered assets.
Response: The Company has revised Table 8 on page 56 and Table 36 on page 88 of the Form 10 to respond to the Staff’s comment.

14.	Please revise Table 8 to disclose the amounts of TDRs past due 90 days which are on both accrual and nonaccrual status.
Response: The Company has disclosed the amounts of accruing TDRs past due 90 days or more as of September 30, 2013 on page 135 of the Form 10 and as of December 31, 2012 and 2011, on page 195 of the Form 10. Accruing TDRs past due 90 days or more were $739 thousand, $862 thousand, and $8.0 million for September 30, 2013, December 31, 2012, and December 31, 2011, respectively. Once a TDR is classified as nonaccrual, the number of days it is past due is no longer disclosed. The Company has added a clarifying note on pages 56 and 88 of the Form 10 that the Company's accruing TDR totals include accruing loans 90 days or more past due classified as TDRs and that the Company's nonaccrual loan totals include nonaccrual loans classified as TDRs.

January 21, 2014

15.
Please revise Table 8 to include disclosure addressing the nonaccrual loans and loan types sold during the periods presented. You should also include a narrative discussion addressing the sales as well as the gains or losses recognized.

Response: The Company has revised the narrative discussion on pages 57 and 89 of the Form 10 to respond to the Staff’s comment.

16.
Please revise to provide a rollforward of TDR activity for the periods presented. In addition, tell us your policy for removing loans from TDR classification in periods subsequent to this initial classification.

Response: The Company has revised pages 58 and 90 of the Form 10 to respond to the Staff’s comment. The Company's current policy does not allow for the removal of loans from TDR classification in periods subsequent to initial classification.

17.	Please revise Table 9 to include a rollforward of nonaccrual loans for the nine month period ended September 30, 2012.
Response: The Company has revised Table 10 on page 57 of the Form 10 to respond to the Staff’s comment.

18.	Please revise to include an OREO rollforward for the periods presented.
Response: The Company has revised pages 57 and 89 of the Form 10 to respond to the Staff’s comment.
Borrowed Funds, page 63

19.	Please revise to provide a table for the interim periods presented similar to the table provide for the fiscal periods on page 92.
Response: The Company has revised page 69 of the Form 10 to respond to the Staff’s comment.
Years Ended December 31, 2012, 2011 and 2010

20.	The accounting comments to revise and expand disclosures within the MD&A interim period should also be addressed within the MD&A of all fiscal periods presented.
Response: In response to the Staff’s comment, the Company confirms to the Staff that it has also revised and expanded the disclosures within the MD&A for all fiscal periods presented to address the Staff’s accounting comments above with respect to the MD&A interim periods.
Asset Quality, page 80

21.
Please consider revising Table 34 to include information for each of the income statement periods presented in order to give the reader a better understanding of the trends being experienced within the loan portfolio as it relates to nonaccrual loans and the improving credit quality performance on the lending portfolio.

Response: The Company has revised Table 38 on page 89 of the Form 10 to respond to the Staff’s comment.

January 21, 2014

Item 13. Financial Statements and Supplementary Data
Unaudited Condensed Consolidated Financial Statements
Notes to Unaudited Condensed Consolidated Financial Statements
Note (1) Basis of Presentation
Correction of Accounting Error, page 110

22.
In regard to the correction of an accounting error recorded in conjunction with the determination of the allowance for loan losses, please provide us with your materiality analysis. In addition, please provide us with sufficient detailed information addressing the adjustment that was recorded.

Response: The Company conducted an analysis of materiality of the correction of a prior period error utilizing the guidance provided in Staff Accounting Bulletin No. 99 and Staff Accounting Bulletin No. 108, and related amendments. The Company’s analysis considered the materiality of the error for the year ended December 31, 2012 and the nine months ended September 30, 2013. The Company’s materiality analysis is included below in response to the Staff’s comment.
Background
The allowance for loan loss as of December 31, 2012 included a $41 million management adjustment related to commercial loans with individual balances of less than $1 million (“small dollar commercial adjustment”). The small dollar commercial adjustment was established by the Company in 2012, due to the determination that data from recent loan sales indicated possible additional losses in small dollar commercial loans which were not captured in the current allowance process. Based on the results of these sales, the Company determined that additional incurred losses existed in the remaining portfolio of similar loans above the baseline estimate of incurred losses. As such, the Company elected to make an adjustment outside the baseline Accounting Standard Codification ("ASC") 450 allowance estimate to reflect these additional incurred losses. At December 31, 2012, the Company’s estimate of the additional losses related to this portfolio was $41 million. During the December 31, 2012 external audit, the Company’s external auditors indicated that they believed the Company's analysis did not support the full amount of the small dollar commercial adjustment. As a result, the Company performed a revised analysis which supported a portion but not all of the management adjustment. During the nine months ended September 30, 2013, the Company determined that this management adjustment was no longer necessary and removed the adjustment from the allowance which resulted in the correction of the error.

January 21, 2014

Quantitative and Qualitative Analysis
In evaluating the materiality of the correction of this error, the Company considered the following quantitative analysis as part of its overall assessment of materiality:

	Year ended December 31, 2012	Nine months ended September 30, 2013
	(In Thousands)
Amount of Error	$20,400	$20,400
Amount of Error, net of tax	$14,100	$14,100

Net income	$479,011	$350,624
Error, net of tax, as a % of net income	2.9%	4.0%

Total assets	$69,236,695	n/a
Total error as a % of total assets	0.03%	n/a

Total equity	$11,083,573	n/a
Error, net of tax, as a % of total equity	0.13%	n/a
The Company believes the above table reflecting its quantitative analysis indicates that the error was not quantitatively a material percentage of the Company’s net income, total assets or total equity.
In addition to the above quantitative analysis, the following additional considerations from Staff Accounting Bulletin No. 99 were taken into account in determining the materiality of the misstatement:
Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.
The small dollar commercial adjustment was a management estimate. Management estimates are more subjective and require judgment based upon quantitative and qualitative factors.
Whether the misstatement masks a change in earnings or other trends.

	Year ended December 31, 2012	Nine months ended September 30, 2013
	(In Thousands)
Net income - reported	$479,011	$350,624
Net income - adjusted for error	493,111	336,524
As indicated in the table above, the Company believes the correction of the error did not materially impact earnings trends, and therefore did not mask a trend that was not otherwise evident in its operating results.
Whether the misstatement hides a failure to meet analysts’ consensus expectations for the Company.
The misstatement does not hide a failure to meet consensus expectations as the Company is not followed by equity analysts and the Company does not offer earnings guidance.
Whether the misstatement changes a loss into income or vice versa.
The misstatement does not change income into a loss for 2012 or 2013.
Whether the misstatement concerns a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability.
The misstatement only impacted the consolidated entity.

January 21, 2014

Whether the misstatement affects the Company’s compliance with regulatory requirements.
The misstatement did not impact compliance with regulatory requirements applicable to the Company.
Whether the misstatement affects the Company’s compliance with loan covenants or other contractual requirements.
The misstatement did not impact compliance with loan covenants or other contractual requirements.
Whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.
The misstatement reduced net income in 2012, thus it had no beneficial impact on management’s compensation. In addition, it had no effect on increasing management's compensation in 2013.
Whether the misstatement involves concealment of an unlawful transaction.
The misstatement did not conceal an unlawful transaction.
Conclusion
After consideration of both the quantitative and qualitative factors evaluated above, the Company concluded that no prior annual period is materially misstated. In addition, the Company considered the effect of this correction on the Company’s financial results for the nine months ended September 30, 2013 and concluded that the impact on this period was not material.
Note (3) Investment Securities Available for Sale and Investment Securities Held to Maturity, page 112

23.
We note the disclosure that the investments held within the states and political subdivision caption of investment securities held to maturity relates to private placement transactions underwritten as loans by the Company but that meet the definition of a security within ASC Topic 320. Please explain to us the nature of these loans which are required to be accounted for as investments. Further, explain to us how fair value is determined and provide us with your impairment analysis as of December 31, 2012 and September 30, 2013. Please also tell us whether your banking regulators consider these assets to be loans or investments.

Response: As disclosed in the Company’s Form 10, the Company holds certain instruments classified as investment securities held to maturity, within the states and political subdivisions caption, relating to private placement transactions originally underwritten as loans which meet the definition of a security within ASC 320, Investments - Debt and Equity Securities. These particular instruments represent tax-exempt lending arrangements (primarily Industrial Development Bonds and similar arrangements) containing the features defined in ASC 320 and outlined below that cause them to be considered securities. Specifically, ASC 320 defines a security as “[a] share, participation, or other interest in property or in an entity of the issuer or an obligation of the issuer that has all of the following characteristics:
a. It is either represented by an instrument issued in bearer or registered form or, if not represented by an instrument, is registered in books maintained to record transfers by or on behalf of the issuer.
b. It is of a type commonly dealt in on securities exchanges or markets or, when represented by an instrument, is commonly recognized in any area in which it is issued or dealt in as a medium for investment.
c. It either is one of a class or series or by its terms is divisible into a class or series of shares, participations, interests, or obligations."
Accordingly, the Company has developed a process, through the origination of such instruments, to evaluate these particular transactions in the context of the above definition in order to appropriately classify these instruments as loans or securities. For the particular securities meeting the above criteria, classification as a security is deemed appropriate and for those particular securities not meeting the above criteria, classification as a loan is deemed appropriate.
Instruments classified as investments are subjected to the same processes as traditional investments. The fair value of these instruments is derived from independent third-party valuations. From a credit loss perspective, these instruments were originated as loans and thus are maintained on the Company’s loan systems. To evaluate these instruments for credit impairment, the Company relies on its allowance for loan losses process to determine any anticipated credit loss. If one of these instruments is identified on the Company’s internal watch list, then the instrument is evaluated for credit impairment by comparing the present value of the cash flows expected to be collected from the instrument with the amortized cost basis of the instrument. At both December 31, 2012 and September 30, 2013, no instruments were identified on the Company’s internal

January 21, 2014

watch list and as such no credit impairment evaluation was performed. No impairment loss has been recognized since the second quarter of 2012.
The Company's banking regulators consider these assets to be investments. These instruments are classified as securities within the Company’s Call Report consistent with the Instructions for Preparation of Consolidated Reports of Condition and Income (FFIEC 031 and 041). These instructions state for Industrial Development Bonds and similar obligations:
Industrial development bonds (IDBs), sometimes referred to as “industrial revenue bonds,” and similar obligations are issued under the auspices of states or political subdivisions for the benefit or a private party or enterprise where that party or enterprise, rather than the government entity, is obligated to pay the principal and interest on the obligation. For purposes of these reports, all IDBs and similar obligations should be reported as securities in this item (Schedule RC-B, item 3) or as loans in Schedule RC-C, part I, item 8, consistent with the asset category in which the bank reports IDBs and similar obligations on its balance sheet for other financial reporting purposes. Regardless of whether they are reported as securities in Schedule RC-B or as loans in Schedule RC-C, part I, all IDBs and similar obligations that meet the definition of a “security” in FASB Statement No. 115 must be measured in accordance with Statement No. 115.
Note (4) Loans and Allowance for Loan Losses, page 116

24.	Please revise to provide a rollforward of the unpaid principal balance to the carrying value of the purchased impaired and non-impaired loans for each of the interim and fiscal periods presented.
Response: The Company has revised pages 126 and 127 of the Form 10 for the interim periods presented and 187 and 188 for the fiscal periods presented to respond to the Staff’s comment.

25.	Please revise to provide a rollforward of the FDIC indemnification asset for each of the interim and fiscal periods presented.
Response: The Company has revised pages 128 and 188 of the Form 10 to respond to the Staff’s comment.

26.
We note the disclosure that prior to 2013, residential loan deficiencies were charged-off at foreclosure and that during the nine months ended September 30, 2013, charge-offs on residential loans are now recognized in the month the loan becomes 180 days past due. Please tell us how this change in policy would have impacted prior periods and address the reasons for the change.

Response: During 2013, the Company changed its policy to recognize charge-offs on residential loans during the month the loans become 180 days past due. Bank regulatory guidance requires that banks charge-off residential loan deficiencies no later than when the loan becomes 180 days past due. Due to residential loan system limitations in prior periods, the Company was only able to recognize charge-offs on residential loans at foreclosure. During 2013, changes were made to the residential loan system that allowed the Company to recognize charge-offs in the month the loans become 180 days past due. The Company respectfully submits that this change in policy would have had no material impact on prior periods as the Company maintained reserves in the amount of the residential loan deficiency.

January 21, 2014

27.
We note the allowance attributable to individually impaired loans increased from $72.8 million at December 31, 2012 to $108.1 million at September 30, 2013. We also note the disclosure that the reason for the increase was primarily related to the reserve for the collateral shortfall on non-reaffirmed loans discharged in bankruptcy recorded during the nine months ended September 30, 2013. Please provide us with additional detailed information so that we have a better understanding of the types of loans involved as well the reasons for the increase and the timing of the recording of reserves in these types of situations. Please also address the reasons for not charging any determined uncollectible amounts against the allowance for loan losses as opposed to maintaining a specific allowance. Please address how the company accounted for these types of loans previously.

Response: During June 2012, the Office of Comptroller of the Currency (OCC) issued an updated Bank Accounting Advisory Series (BAAS) Question and Answer (Q&A) document. The Q&A document included a specific fact pattern related to borrowers who file for Chapter 7 bankruptcy protection where the bankruptcy court discharges the borrower’s obligation to the bank and the borrower does not reaffirm the debt. These consumer loans included residential real estate - mortgage, equity lines of credit, equity loans, and consumer-indirect loans. The BAAS Q&A stated that the release of the borrower’s personal liability indicates a concession was made and that the filing for bankruptcy indicates financial difficulties, resulting in troubled debt restructuring status. Furthermore, the Q&A document indicates that the loan should be considered collateral dependent since the bank’s only recourse in the event of nonpayment is to repossess the asset. As the Company is not regulated by the OCC and the BAAS Q&A is not considered GAAP, the Company reviewed the OCC guidance during 2012, noting the recommended actions, and waited for additional guidance from the bank’s primary regulators.
During the 2nd quarter of 2013, the Company determined it was prudent to review policy decisions related to these loans absent guidance from its primary regulators. The Company determined that a change to its methodology to base the reserve for these loans on the estimated fair value of the underlying collateral rather than on anticipated future cash flows was appropriate. While the Q&A document indicates that a charge-off is required for these loans, the Company did not adopt this as part of its policy as the majority of the borrowers continue to make payments. The allowance for loan losses was increased by $33.5 million as a result of this change in policy.
Note (8) Commitments, Contingencies and Guarantees
Loss Sharing Agreements, page 136

28.
Please revise to disclose the amount of the liability recorded at the end of each interim and fiscal period presented related to clawback provisions included in the purchase and assumptions agreements in connection with your FDIC assisted transaction.

Response: The Company has revised pages148 and 214 of the Form 10 to respond to the Staff's comment.
Notes to Consolidated Financial Statements
Note (1) Summary of Significant Accounting Policies
Allowance for Loan Losses, page 165

29.
When determining the level of general reserves, please revise to address the timeframes considered when developing the historical loss experience or expected inherent losses. Please also discuss the factors considered or methodologies applied in your determination of the expected losses (i.e probability of default, loss given default, exposure at default, etc.) as well as any changes which have occurred in your methodologies during the periods presented.

Response: The Company has revised page 176 of the Form 10 to respond to the Staff’s comment. The Company respectfully submits that it had no material changes in its general reserve methodologies during the periods presented.

January 21, 2014

Note (8) Goodwill and Other Acquired Intangible Assets, page 188

30.
Please revise to provide sufficient detailed information relating to the goodwill impairment charges recorded during both fiscal years 2010 and 2011. Please also tell us and quantify the factors that resulted in goodwill impairment charges over four consecutive years from 2008 through 2011, including the specific triggers that caused your goodwill impairments in each of those years.

Response: The Company has revised page 77 of the Form 10 to respond to the Staff’s comment to provide detailed information relating to the goodwill impairment charges recorded during fiscal years 2010 and 2011. In addition, the Company respectfully submits the information below to provide additional information related to the goodwill impairment charges recorded in 2008, 2009, 2010, and 2011.
The table below summarizes by reporting unit the goodwill impairment charges that have been taken from 2008 through 2011.

	Retail Banking	Commercial Banking	Corporate & Investment Banking	Wealth Management	Insurance	Dealer	Total
	(In Millions)
2008	—	—	—	—	$139	$516	$655
2009	$271	$1,290	—	—	$21	—	$1,582
2010	—	$523	—	—	—	—	$523
2011	$811	$640	$249	$286	18	—	$2,004
The following note describes the economic, industry and company specific factors that contributed to the goodwill impairment charges in 2008, 2009, 2010, and 2011.
2008:

•
As of the 2008 valuation date, the near term economic outlook was uncertain, as the U.S. economy struggled through a recession. The economy was expected to slow down further and was not expected to recover for the next 12 to 24 months.

•
Insurance: There was uncertainty in the expectations for the insurance reporting unit as of the 2008 valuation date. Management lowered its projections for this reporting unit, which was the primary driver of the goodwill impairment in this reporting unit.

•
Dealer: In 2008, the Company's management determined that it would not originate new loans in this line of business, and that only the existing loans would be serviced under this line of business. Because the future of the Dealer reporting unit was uncertain as of the 2008 valuation date, management assumed in its analysis for this reporting unit that a likely buyer would purchase only the net tangible and financial assets on the books as of the 2008 valuation date. Since the Dealer reporting unit had no meaningful relationships, or intangible assets, the implied fair value of the goodwill was estimated to be zero, resulting in goodwill impairment of $516 million, or all of the goodwill that had been allocated to the Dealer reporting unit.

2009:

•
Although the expectations in the 2008 test were that the economy would recover by the second half of 2009, the economy and real estate markets continued to face challenges during 2009, and the near term outlook for the banking, insurance, and wealth management industries continued to remain uncertain.

•
As of the 2009 valuation date, compared to the closing date of the BBVA acquisition of the Company, there were significant declines in banking industry market capitalizations, as measured by the KBW Bank Index, which was down by 57 percent, the S&P 500, which was lower by 25 percent, and the Dow Jones Industrial Average (“DJIA”) index, which was down by 21 percent. Compared to the 2008 test, the KBW Bank Index was down by 7 percent.

•
Retail: The Retail reporting unit missed its net income budget due to lower revenues and higher expenses. The Retail reporting unit faced a challenging year in 2009, and this performance was reflected in the projections in the form of lower earning asset growth and profitability. Lower projections contributed primarily to the goodwill impairment.

•
Commercial: The Commercial reporting unit missed its net income budget due to a loan loss provision that was approximately 325 percent higher than projected. Declining credit conditions resulted in higher charge-offs than budgeted. Provisions forecasted for 2010 through 2012 were significantly higher than the amounts forecasted in prior analysis, which resulted in lower levels of projected profitability, which in turn, contributed to the goodwill impairment.

January 21, 2014

•
Insurance: The Insurance reporting unit missed its revenue and net income projections in 2009. Lower levels of projected revenues and profitability in the Insurance reporting unit contributed to the goodwill impairment.

•
Economy and industry conditions, depressed market capitalizations experienced by U.S. corporations and banks, and management’s lowering of projections contributed to the goodwill impairment charges in 2009.

2010:

•	During 2010, the economy started showing signs of recovery, albeit at a slower pace. Weak growth was typical of recoveries from recessions spurred by financial crises.

•
As of the 2010 test, the KBW Bank Index was relatively flat, up 1 percent, compared to the 2009 test date, and the S&P 500 and the DJIA were up 8 percent and 6 percent, respectively, over the same time period.

•
Commercial: The Commercial reporting unit missed its net income budget during 2010 due to deterioration in credit quality and loan loss provisions that were higher than budgeted. The Commercial reporting unit’s revenue and operating profit were only slightly below budget during 2010. During 2010, the Company and the Commercial reporting unit in particular, started shifting its deposit and loan mix, and the Company started reducing origination of construction and commercial real estate loans. The forecasted change in the risk profile of the portfolio through the decrease in construction and commercial real estate loan origination and an increased focus on commercial loans was expected to improve provisioning and losses going forward. However, as a result of the economic environment, the long term expectations for profitability and returns on equity were revised downward in this reporting unit. The Commercial reporting unit's actual performance, management’s revised expectations, and market conditions contributed to the goodwill impairment.

2011:

•	While the U.S. experienced GDP growth of approximately 2 percent in the third quarter of 2011 as compared to the second quarter of 2011, the economic recovery was slower than expected.

•
As of the 2011 test, the KBW Bank Index had declined by approximately 15 percent compared to the 2010 test. In addition, the market capitalizations and the resulting multiples of comparable companies fluctuated significantly around the 2011 valuation date indicating substantial volatility in the major U.S. stock markets.

•	The banking sector faced growing regulatory pressure with the implementation of new regulations, which implied lower than expected fee income and rising operating costs.

•
Retail: The Retail reporting unit generated lower non-interest income driven by increased regulation and incurred higher expenses, which were offset by lower provision expenses, which in turn helped the Retail reporting unit meet its net income budget. While the Retail reporting unit showed signs of recovery in 2011 and met budget, it did not achieve its historical levels of performance for several key operating metrics. The economic and regulatory uncertainty caused management to project lower profitability and asset levels. These factors along with the economy and market conditions contributed to the goodwill impairment charge.

•
Commercial: The Commercial reporting unit exceeded its net income budget due to a lower loan loss provision, and non-interest income that was slightly above budget. Although Commercial experienced loan and deposit growth, the reporting unit generated lower than expected net interest margin due to the prolonged low-interest environment stemming from the global financial crisis. Although the Commercial reporting unit met its net income budget in 2011, the uncertain economic conditions and regulatory uncertainties led management to reevaluate, and lower, the Commercial reporting units near term budget, which in turn contributed to the goodwill impairment.

•
Commercial and Investment Banking: The Commercial and Investment Banking reporting unit missed its net income budget during 2011 by a small margin, which was primarily because of lower net interest margin due to compressed loan spreads. In addition, non-interest income was lower than budget due to lower than expected corporate investment sales and other income. In the development of the projections for the 2011 test, management lowered its projected revenue and profitability for the reporting unit to focus on generating non-interest income growth and generating more fees. The competitive markets, low rate environment, and overall economic conditions along with the downward adjustment to the projections contributed to the goodwill impairment charge.

•
Wealth Management: The Wealth Management reporting unit outperformed budget in terms of net interest margin, non-interest revenue, provisions and net income while Wealth Management’s expenses were slightly higher than budget. Wealth Management was impacted negatively by small spreads on loans. Management lowered its projected revenue and profitability for the reporting unit as a result of the uncertain economic and industry conditions, which in turn contributed to the goodwill impairment in this reporting unit.

•
Insurance: Despite its small profit during 2011, the Insurance reporting unit was projected to generate losses in 2012 through 2015 due to a low level of expected revenue growth coupled with increasing expenses. Given the facts relating to the Insurance reporting unit, such as the lack of meaningful customer relationships or intangible assets, and projected losses expected for the years ending 2012 through 2015, it was assumed that in a hypothetical transaction a likely acquirer would buy only the net tangible and financial assets.

January 21, 2014

•	Economic and industry conditions, volatility in the market capitalizations of U.S. banks, and management’s downward revision to projections contributed to the goodwill impairment charges in 2011.

*    *    *
The Company has authorized us to confirm on their behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (212) 450−4077.
Very truly yours,

/s/ John B. Meade

John B. Meade

cc:	Angel Reglero
Senior Executive Vice President and Chief Financial Officer
BBVA Compass Bancshares, Inc.